Exhibit 99.1

Park Ha Biological Technology Co., Ltd. Announces Nasdaq Ticker Symbol Change to BYAH

Wuxi, China, October 24, 2025 (GLOBE NEWSWIRE) -- Park Ha Biological Technology Co., Ltd. (NASDAQ: PHH; the “Company” or “PHH”) announced that the Company will be changing its ticker symbol from “PHH” to “BYAH”. Effective on Tuesday October 28, 2025, the Company’s ordinary shares will trade on Nasdaq under the new symbol “BYAH”.

“To prevent potential confusion with a delisted company that used the same symbol, we will officially change the ticker symbol,” CEO of the Company, Xiaoqiu Zhang commented. The change of the Company’s ticker symbol to ‘BYAH’ will have a positive impact on building the Company’s long-term brand influence and enhancing our brand value.”

No action is required by existing shareholders with respect to the ticker symbol change. The Company’s ordinary shares will continue to be listed on Nasdaq and the CUSIP will remain unchanged.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial projections. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare products sales and franchise alliances promotions under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of April 30, 2025, the Company has three directly operated stores and 39 franchisees, of which 38 and one operate under the store name “Park Ha” and “Geni” respectively, in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly-operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Olivia Li

Email: ir_parkha@163.com